UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
January 1, 2002 to March 31, 2002
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange
Commission   pursuant  to  Sections  6(a),  7,  9(a)  and  10  of  said  Act.
SWEPCO's,   PSO's  and  CPL's Application-Declaration,  as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period January 1, 2002 through March 31, 2002.






                                                 1st QUARTER 2002
                                       SWEPCO RAIL CAR MAINTENANCE FACILITY
                                                  RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                         SWEPCO               PSO                 CPL                 TOTAL

            OCTOBER                                154                  0                  13                   167
            NOVEMBER                                38                  0                  92                   130
            DECEMBER                               114                  0                 128                   242
                                   ---------------------------------------------------------------------------------

            TOTAL                                  306                  0                 233                   539
                                   =================================================================================


B. AMOUNT OF EXPENDITURES
    DETAIL                               SWEPCO               PSO                 CPL                 TOTAL


      DIRECT LABOR -
            OCTOBER                          $4,934.54              $0.00               $0.00             $4,934.54
            NOVEMBER                          8,208.61              12.65            6,945.68             15,166.94
            DECEMBER                          7,143.40                  -            7,162.95             14,306.35
                                   ---------------------------------------------------------------------------------
            TOTAL                           $20,286.55             $12.65          $14,108.63            $34,407.83
                                   =================================================================================

      DIRECT MATERIAL -
            OCTOBER                         $45,541.45              $0.00          $20,458.42            $65,999.87
            NOVEMBER                          3,919.60                  -           28,961.52             32,881.12
            DECEMBER                         41,591.42                  -           12,241.75             53,833.17
                                   ---------------------------------------------------------------------------------
            TOTAL                           $91,052.47              $0.00          $61,661.69           $152,714.16
                                   =================================================================================

      OTHER DIRECT EXPENSES -
            OCTOBER                         $65,802.12         $20,815.29          $27,545.25           $114,162.66
            NOVEMBER                         (2,490.42)          9,421.24           29,784.94             36,715.76
            DECEMBER                         61,643.88          22,131.15           97,058.99            180,834.02
                                   ---------------------------------------------------------------------------------
            TOTAL                          $124,955.58         $52,367.68         $154,389.18           $331,712.44
                                   =================================================================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            OCTOBER                         $37,918.14              $0.00               $0.00            $37,918.14
            NOVEMBER                        $85,910.84            $132.39          $72,693.09            158,736.32
            DECEMBER                       $108,658.36              $0.00         $108,955.73            217,614.09
                                   ---------------------------------------------------------------------------------
            TOTAL                          $232,487.34            $132.39         $181,648.82           $414,268.55
                                   =================================================================================

      TOTAL EXPENDITURES
            OCTOBER                        $154,196.25         $20,815.29          $48,003.67           $223,015.21
            NOVEMBER                        $95,548.63          $9,566.28         $138,385.23            243,500.14
            DECEMBER                       $219,037.06         $22,131.15         $225,419.42            466,587.63
                                   ---------------------------------------------------------------------------------
            TOTAL                          $468,781.94         $52,512.72         $411,808.32           $933,102.98
                                   =================================================================================


C. COMPUTATION OF COST RATIO             SWEPCO               PSO                 CPL                 TOTAL
      OCTOBER 2001
            DIRECT LABOR                     $4,934.54              $0.00               $0.00             $4,934.54
            COST RATIO                   100.00%             00.00%             00.00%               100.00%

      NOVEMBER 2001
            DIRECT LABOR                     $8,208.61             $12.65           $6,945.68            $15,166.94
            COST RATIO                   54.12%              00.08%             45.79%               100.00%

      DECEMBER 2001
            DIRECT LABOR                     $7,143.40              $0.00           $7,162.95            $14,306.35
            COST RATIO                   49.93%              00.00%             50.07%               100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.


                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, Southwestern Electric Power
Company has duly caused this report to be signed on its behalf on this the 14th day of May, 2002.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                    -----------------
                                        Armando Pena
                                        Treasurer

                                INDEX TO EXHIBITS




 Exhibit                                                       Transmission
 Number                      Exhibit                              Method


   1     January 2002 statement furnished by SWEPCO to           Electronic
         PSO and CPL detailing PSO and CPL's rail car charges

   2     February 2002 statement furnished by SWEPCO to          Electronic
         PSO and CPL detailing PSO and CPL's rail car charges

   3     March 2002 statement furnished by SWEPCO to             Electronic
         PSO and CPL detailing PSO and CPL's rail car charges


                            CENTRAL AND SOUTH WEST SERVICES, INC                                 Exhibit 1
                               P.O. BOX 21928 TULSA, OKLAHOMA                                   Page 1 of 4
                             TELEPHONE NUMBER (918) 594 - 2000

                STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                    AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

                                       JANUARY 2002

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO             154         PSO      0     CPL            13

B.  AMOUNT OF EXPENDITURES:                                                                  SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                          $45,541.45
PR4018  Stores Salvage - SWEPCO                                                                        ($249.51)
PR4101  Direct Labor to SWEPCO Coal Cars                                                              $3,829.10
PR4101  Charges Other than Direct Labor                                                                   $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                        $1,105.44
PR4104  Charges Other than Direct Labor                                                                   $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                               $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                     $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                $997.45
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                               $379.03
PR4238  Depreciation Expense - SWEPCO                                                                     $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                            $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                      $64,175.15
PR4272  Switching Fees - SWEPCO                                                                         $500.00
PR4277  Repainting Coal Cars - SWEPCO                                                                     $0.00

                 Total 100% SWEPCO Costs                                                            $116,278.11


COSTS ASSIGNED 100% TO CPL:                                                                  CPL

PR4003  Direct Material to CPL Coal Cars                                                             $20,458.42
PR4014  Inventory Carrying Charges - CPL                                                              $1,430.57
PR4021  Stores Salvage - CPL                                                                         $12,018.50
PR4105  Direct Labor to CPL Coal Cars                                                                     $0.00
PR4105  Charges Other than Direct Labor                                                                   $0.00
PR4106  Direct Labor to Rework CPL Material                                                               $0.00
PR4106  Charges Other than Direct Labor                                                                   $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                        $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                     $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                    $0.00
PR4240  Depreciation Expense - CPL                                                                        $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                         $13,022.30
PR4274  Switching Fees - CPL                                                                          $1,073.88
PR4279  Repainting Coal Cars - CPL                                                                        $0.00

                 Total 100% CPL Costs                                                                $48,003.67


                                                                                                 Exhibit 1
                                                                                                Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                  PSO
PR4002  Direct Material to PSO Coal Cars                                                                  $0.00
PR4015  Inventory Carrying Charges - PSO                                                              $2,224.00
PR4019  Stores Salvage - PSO                                                                         $13,612.50
PR4102  Direct Labor to PSO Coal Cars                                                                     $0.00
PR4102  Charges Other than Direct Labor                                                                   $0.00
PR4103  Direct Labor to Rework PSO Material                                                               $0.00
PR4103  Charges Other than Direct Labor                                                                   $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                        $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                     $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                    $0.00
PR4239  Depreciation Expense - PSO                                                                        $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                          $4,978.79
PR4273  Switching Fees - PSO                                                                              $0.00
PR4278  Repainting Coal Cars - PSO                                                                        $0.00

                Total 100% PSO Costs                                                                 $20,815.29


                                                                                                 Exhibit 1
                                                                                                Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                  SHARED

PR4010  Shop Material                                                                                 $2,786.45
PR4011  Small Tools                                                                                      $54.92
PR4012  Facility Maintenance - Material                                                                 $636.63
PR4109  Labor - Rework Outside Cars                                                                     $569.56
PR4016  Switch Engine Operation and Maintenance                                                       $1,148.81
PR4017  Equipment Operation and Maintenance                                                           $1,621.92
PR4020  Stores Salvage - Joint                                                                            $0.00
PR4110  Supervision                                                                                   $9,034.68
PR4111  Clerical                                                                                      $4,353.89
PR4112  Training and Safety                                                                             $138.65
PR4113  General Shop Labor                                                                            $4,362.62
PR4114  Facility Maintenance - Labor                                                                  $3,241.83
PR4116  Switch Engine Operation and Maintenance                                                      $11,597.26
PR4201  Ad Valorem Taxes - Facility                                                                       $0.00
PR4108  Labor - Other                                                                                $44,760.10
PR4210  Employee Activities                                                                               $0.00
PR4206  Data Process Charges                                                                            $574.40
PR4207  General Office Overhead                                                                         $583.05
PR4211  Employee Expenses                                                                                 $0.00
PR4212  Employee Fringe Benefits                                                                     $17,851.94
PR4215  Employee Sick Benefits                                                                            $0.00
PR4220  Injuries and Damages                                                                              $0.00
PR4221  Insurance - Liability and Property                                                            $1,258.14
PR4225  Maintenance of Facilities (Contracted)                                                        $2,760.00
PR4226  Office Supplies and Expenses                                                                    $901.81
PR4232  Payroll Taxes (FICA & UC) - Other                                                             $5,928.75
PR4233  Special Services                                                                                  $0.00
PR4234  Utilities - Heat, Light, Power and Water                                                     $17,406.75
PR4235  Utilities - Telephone                                                                           $490.97
PR4236  Vehicle Expense                                                                                   $0.00
PR4237  Depreciation Expense                                                                              $0.00
PR4250  Miscellaneous                                                                                   $198.09
PR4262  Lease - Basic - All Except Coal Cars                                                              $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                          $0.00
PR4004  Material Direct to Outside Coal Cars                                                        $115,479.16
PR4022  Stores Salvage - Outside Cars                                                              ($209,822.24)

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                          $37,918.14

              SWEPCO                              100.00%                                            $37,918.14

              CPL                                   0.00%                                                 $0.00

              PSO                                   0.00%                                                 $0.00



                                                                                                 Exhibit 1
                                                                                                Page 4 of 4


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                  0.00


                          TOTAL COSTS FOR THE MONTH
                       SWEPCO                                                                       $154,196.25

                       CPL                                                                           $48,003.67

                       PSO                                                                           $20,815.29




C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO       $4,934.54         100.00% %   SWEPCO

105, 106      Direct Labor CPL               0.00           0.00% %   CPL

102, 103      Direct Labor PSO               0.00           0.00% %   PSO

              Total Direct Labor        $4,934.54         100.00%     Total

                          CENTRAL AND SOUTH WEST SERVICES, INC                                Exhibit 2
                             P.O. BOX 21928 TULSA, OKLAHOMA                                  Page 1 of 4
                            TELEPHONE NUMBER (918) 594 - 2000

                  STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                     AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

                                     FEBRUARY 2002

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              38         PSO      0     CPL                   92

B.  AMOUNT OF EXPENDITURES:                                                               SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                        $3,919.60
PR4018  Stores Salvage - SWEPCO                                                                  ($55,148.04)
PR4101  Direct Labor to SWEPCO Coal Cars                                                           $6,598.18
PR4101  Charges Other than Direct Labor                                                                $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                     $1,610.43
PR4104  Charges Other than Direct Labor                                                                $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                            $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                  $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                           $2,125.53
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                            $608.09
PR4238  Depreciation Expense - SWEPCO                                                                  $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                         $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                   $47,969.54
PR4272  Switching Fees - SWEPCO                                                                    $1,954.46
PR4277  Repainting Coal Cars - SWEPCO                                                                  $0.00

                 Total 100% SWEPCO Costs                                                           $9,637.79


COSTS ASSIGNED 100% TO CPL:                                                               CPL

PR4003  Direct Material to CPL Coal Cars                                                          $28,961.52
PR4014  Inventory Carrying Charges - CPL                                                           $1,524.84
PR4021  Stores Salvage - CPL                                                                         $993.59
PR4105  Direct Labor to CPL Coal Cars                                                              $6,895.04
PR4105  Charges Other than Direct Labor                                                                 $0.00
PR4106  Direct Labor to Rework CPL Material                                                           $50.64
PR4106  Charges Other than Direct Labor                                                                $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                     $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                              $1,488.24
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                               $529.47
PR4240  Depreciation Expense - CPL                                                                     $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                      $24,174.91
PR4274  Switching Fees - CPL                                                                       $1,073.88
PR4279  Repainting Coal Cars - CPL                                                                     $0.00

                 Total 100% CPL Costs                                                             $65,692.13


                                                                                              Exhibit 2
                                                                                             Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                               PSO
PR4002  Direct Material to PSO Coal Cars                                                               $0.00
PR4015  Inventory Carrying Charges - PSO                                                           $2,370.56
PR4019  Stores Salvage - PSO                                                                      ($7,344.68)
PR4102  Direct Labor to PSO Coal Cars                                                                  $0.00
PR4102  Charges Other than Direct Labor                                                                $0.00
PR4103  Direct Labor to Rework PSO Material                                                           $12.65
PR4103  Charges Other than Direct Labor                                                                $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                     $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                  $3.28
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                 $0.93
PR4239  Depreciation Expense - PSO                                                                     $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                      $14,391.15
PR4273  Switching Fees - PSO                                                                           $0.00
PR4278  Repainting Coal Cars - PSO                                                                     $0.00

                Total 100% PSO Costs                                                               $9,433.89

                                                                                              Exhibit 2
                                                                                             Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                               SHARED
PR4010  Shop Material                                                                              $2,701.96
PR4011  Small Tools                                                                                  $275.77
PR4012  Facility Maintenance - Material                                                              $900.50
PR4109  Labor - Rework Outside Cars                                                                  $316.36
PR4016  Switch Engine Operation and Maintenance                                                      $441.48
PR4017  Equipment Operation and Maintenance                                                        $1,250.92
PR4020  Stores Salvage - Joint                                                                         $0.00
PR4110  Supervision                                                                               $15,352.55
PR4111  Clerical                                                                                   $5,726.54
PR4112  Training and Safety                                                                          $779.66
PR4113  General Shop Labor                                                                         $5,922.74
PR4114  Facility Maintenance - Labor                                                               $6,762.93
PR4116  Switch Engine Operation and Maintenance                                                   $10,245.08
PR4201  Ad Valorem Taxes - Facility                                                                    $0.00
PR4108  Labor - Other                                                                             $43,417.21
PR4210  Employee Activities                                                                          $246.01
PR4206  Data Process Charges                                                                         $574.40
PR4207  General Office Overhead                                                                      $583.05
PR4211  Employee Expenses                                                                             $58.92
PR4212  Employee Fringe Benefits                                                                  $21,327.33
PR4215  Employee Sick Benefits                                                                         $0.00
PR4220  Injuries and Damages                                                                           $0.00
PR4221  Insurance - Liability and Property                                                         $1,258.14
PR4225  Maintenance of Facilities (Contracted)                                                     $1,840.00
PR4226  Office Supplies and Expenses                                                               $1,711.79
PR4232  Payroll Taxes (FICA & UC) - Other                                                          $6,651.02
PR4203  Taxes - Other                                                                                  $0.00
PR4234  Utilities - Heat, Light, Power and Water                                                   $6,667.59
PR4235  Utilities - Telephone                                                                        $765.28
PR4236  Vehicle Expense                                                                            $1,525.07
PR4237  Depreciation Expense                                                                           $0.00
PR4250  Miscellaneous                                                                                 $62.46
PR4262  Lease - Basic - All Except Coal Cars                                                           $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                       $0.00
PR4004  Material Direct to Outside Coal Cars                                                      $75,429.92
PR4022  Stores Salvage - Outside Cars                                                            ($54,058.35)
               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                      $158,736.33

              SWEPCO                               54.12%                                         $85,910.84

              CPL                                  45.79%                                         $72,693.09

              PSO                                   0.08%                                            $132.39




                                                                                              Exhibit 2
                                                                                             Page 4 of 4


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                               0.00


                          TOTAL COSTS FOR THE MONTH
                       SWEPCO                                                                     $95,548.63

                       CPL                                                                       $138,385.23

                       PSO                                                                         $9,566.28




C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO        8,208.61       54.12% %   SWEPCO

105, 106      Direct Labor CPL           6,945.68       45.79% %   CPL

102, 103      Direct Labor PSO              12.65        0.08% %   PSO

              Total Direct Labor       $15,166.94         100%     Total

                             CENTRAL AND SOUTH WEST SERVICES, INC                                   Exhibit 3
                                P.O. BOX 21928 TULSA, OKLAHOMA                                     Page 1 of 4
                               TELEPHONE NUMBER (918) 594 - 2000

                     STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                        AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

                                         MARCH 2002

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              114         PSO       0     CPL           128

B.  AMOUNT OF EXPENDITURES:                                                                     SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                             $41,591.42
PR4018  Stores Salvage - SWEPCO                                                                          $6,951.65
PR4101  Direct Labor to SWEPCO Coal Cars                                                                 $7,143.40
PR4101  Charges Other than Direct Labor                                                                      $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                               $0.00
PR4104  Charges Other than Direct Labor                                                                      $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                  $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                        $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                 $1,384.32
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                                  $551.59
PR4238  Depreciation Expense - SWEPCO                                                                        $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                               $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                         $52,756.32
PR4272  Switching Fees - SWEPCO                                                                              $0.00
PR4277  Repainting Coal Cars - SWEPCO                                                                        $0.00

                 Total 100% SWEPCO Costs                                                               $110,378.70


COSTS ASSIGNED 100% TO CPL:                                                                     CPL

PR4003  Direct Material to CPL Coal Cars                                                                $12,241.75
PR4014  Inventory Carrying Charges - CPL                                                                 $1,680.51
PR4021  Stores Salvage - CPL                                                                            $76,366.92
PR4105  Direct Labor to CPL Coal Cars                                                                    $6,661.24
PR4105  Charges Other than Direct Labor                                                                      $0.00
PR4106  Direct Labor to Rework CPL Material                                                                $501.71
PR4106  Charges Other than Direct Labor                                                                      $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                           $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                    $1,613.09
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                     $542.25
PR4240  Depreciation Expense - CPL                                                                           $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                            $16,856.22
PR4274  Switching Fees - CPL                                                                                 $0.00
PR4279  Repainting Coal Cars - CPL                                                                           $0.00

                 Total 100% CPL Costs                                                                  $116,463.69

                                                                                                    Exhibit 3
                                                                                                   Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                     PSO
PR4002  Direct Material to PSO Coal Cars                                                                     $0.00
PR4015  Inventory Carrying Charges - PSO                                                                 $2,612.56
PR4019  Stores Salvage - PSO                                                                             $3,604.00
PR4102  Direct Labor to PSO Coal Cars                                                                        $0.00
PR4102  Charges Other than Direct Labor                                                                      $0.00
PR4103  Direct Labor to Rework PSO Material                                                                  $0.00
PR4103  Charges Other than Direct Labor                                                                      $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                           $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                        $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                       $0.00
PR4239  Depreciation Expense - PSO                                                                           $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                            $15,914.59
PR4273  Switching Fees - PSO                                                                                 $0.00
PR4278  Repainting Coal Cars - PSO                                                                           $0.00

                Total 100% PSO Costs                                                                    $22,131.15


                                                                                                    Exhibit 3
                                                                                                   Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                     SHARED

PR4010  Shop Material                                                                                    $3,647.57
PR4011  Small Tools                                                                                      $2,511.24
PR4012  Facility Maintenance - Material                                                                  $1,283.08
PR4109  Labor - Rework Outside Cars                                                                        $316.51
PR4016  Switch Engine Operation and Maintenance                                                          $4,470.75
PR4017  Equipment Operation and Maintenance                                                              $1,796.95
PR4020  Stores Salvage - Joint                                                                               $0.00
PR4110  Supervision                                                                                     $15,352.55
PR4111  Clerical                                                                                         $5,330.30
PR4112  Training and Safety                                                                              $1,176.80
PR4113  General Shop Labor                                                                               $5,129.61
PR4114  Facility Maintenance - Labor                                                                     $1,846.72
PR4116  Switch Engine Operation and Maintenance                                                         $11,227.42
PR4201  Ad Valorem Taxes - Facility                                                                          $0.00
PR4108  Labor - Other                                                                                   $47,805.80
PR4210  Employee Activities                                                                                 $48.88
PR4206  Data Process Charges                                                                               $574.40
PR4207  General Office Overhead                                                                            $583.05
PR4211  Employee Expenses                                                                                $1,575.66
PR4212  Employee Fringe Benefits                                                                        $21,126.34
PR4215  Employee Sick Benefits                                                                               $0.00
PR4220  Injuries and Damages                                                                                 $0.00
PR4221  Insurance - Liability and Property                                                               $1,258.14
PR4225  Maintenance of Facilities (Contracted)                                                           $1,282.00
PR4226  Office Supplies and Expenses                                                                     $1,856.75
PR4232  Payroll Taxes (FICA & UC) - Other                                                                $6,620.22
PR4203  Taxes - Other                                                                                        $0.00
PR4234  Utilities - Heat, Light, Power and Water                                                        $12,226.35
PR4235  Utilities - Telephone                                                                              $601.67
PR4236  Vehicle Expense                                                                                     $33.19
PR4237  Depreciation Expense                                                                                 $0.00
PR4250  Miscellaneous                                                                                      $257.24
PR4262  Lease - Basic - All Except Coal Cars                                                                 $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                             $0.00
PR4004  Material Direct to Outside Coal Cars                                                           $103,907.64
PR4022  Stores Salvage - Outside Cars                                                                  ($36,232.74)

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                            $217,614.09

              SWEPCO                                 49.93%                                            $108,658.36

              CPL                                    50.07%                                            $108,955.73

              PSO                                     0.00%                                                  $0.00


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

                                                                                                    Exhibit 3
                                                                                                   Page 4 of 4
              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                     0.00


                          TOTAL COSTS FOR THE MONTH
                        SWEPCO                                                                         $219,037.06

                        CPL                                                                            $225,419.42

                        PSO                                                                             $22,131.15




C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO     $7,143.40           49.93% %   SWEPCO

105, 106      Direct Labor CPL         7,162.95           50.07% %   CPL

102, 103      Direct Labor PSO             0.00            0.00% %   PSO

              Total Direct Labor     $14,306.35             100%     Total


